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10/4

HINDALCO
ADITYA BIRLA GROUP

# Hindalco Industries Limited

MINUTES OF PROCEEDINGS OF
THE FORTY-FIFTH
ANNUAL GENERAL MEETING HELD ON
31ST JULY, 2004


BIRI

*Shri Kumar Mangalam Birla, Chairman replying to Shareholders' queries at the 45th Annual General Meeting.*



*A view of the Board of Directors of the Company at the 45th Annual General Meeting.*

# HINDALCO INDUSTRIES LIMITED

**Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.**

Minutes of the **Forty-Fifth Annual General Meeting** of the Shareholders of **Hindalco Industries Limited** held at **Birla Matushri Sabhagar, 19, Marine Lines, Mumbai – 400020** on **Saturday,** the **31st July, 2004**, at **3.30 P.M.**

**PRESENT**
**Directors**

| | | |
|---|---|---|
| Shri Kumar Mangalam Birla | Smt. Rajashree Birla | Shri K. N. Bhandari |
| Shri C. M. Maniar | Shri M. M. Bhagat | Shri D. Bhattacharya |
| Shri E. B. Desai | Shri A. K. Agarwala | |

Shri Kumar Mangalam Birla, Chairman of the Company took the Chair.

1,804 Attendance Slips were received from the Company's Shareholders.

With the consent of the Company's Shareholders present, the Notice convening the Meeting was taken as read.

Thereafter, at the direction of the Chairman, the Secretary of the Company, Shri Anil Malik, read out the Auditors' Report. It was announced that Valid Proxies, numbering 159 covering in all 5,10,87,756 Equity Shares were received.

**Shri Kumar Mangalam Birla, Chairman,** then addressed the Shareholders as under:

**Dear Shareholders,**

It gives me great pleasure to welcome all of you to the 45th Annual General Meeting of your Company.

The year 2003-2004 was a historic year for your Company, both strategically as well as operationally. Your Company registered a record high net profit of Rs. 839 Crores on the back of a 24% surge in revenues at Rs. 6,191 Crores.

Given the challenging business environment that prevailed during the year, this is commendable. Among the issues your Company had to grapple with included

firstly, a steep cut in import tariffs on both Aluminium and Copper;

secondly, an appreciating Rupee against the US Dollar which impaired our export realisations;

thirdly, the Treatment and Refining Charges (TCRC) of Copper touched historic lows;

and fourthly, an exponential rise in sea freights across the globe.

The only comfort was rising commodity prices due to an enormous demand from China. Apart from your Company's resilience, I believe the strategic moves that we had charted out, such as brownfield expansions, acquisitions and providing total customer solutions, have stood us in good stead.

**I would first like to feed you on the key developments in your Company this year, which have a significant bearing on your Company's ongoing success. These initiatives are as under:**

**Completion of Brownfield Expansions**

As shared with you earlier, the Rs. 1800 Crore brownfield expansion in Aluminium has been completed – well within Budget and ahead of time. We have now initiated de-bottlenecking of the Plant through installation of balancing equipment at minimal costs. This will raise capacities of the Smelter and Alumina Refinery to 360,000 TPA and 700,000 TPA respectively over the next 2 years. A 41 MW co-generation Plant has been commissioned at Renukoot in the current quarter to augment the power capacity.

**Similarly, your Company also completed the brownfield expansion of its Copper Smelter at Dahej this year enhancing its capacity to 250,000 TPA. The ramp-up is in progress and the full capacity enhancement will be achieved by the end of the current financial year. Apart from volume growth, this enhanced capacity will strengthen cost competitiveness and position Birla Copper amongst the top - 20% low cost producers globally.**

*Further expansion in Copper*

As our vision to be among the top 10 global cost efficient copper makers, we are doubling the smelter capacity at Dahej from 250,000 TPA to 500,000 TPA. On completion, the Birla Copper will have the distinction of being the largest single location smelter in the world. This expansion is progressing as per schedule and is slated for completion in the next 18 – 20 months.

*Mt. Gordon Mines*

Consistent with our objective of becoming a world-class globally competitive, integrated copper player, we have entrenched deeper into Australia, with the acquisition of yet another copper mine – Mt. Gordon. Together, Mt. Gordon and the Nifty Mines, acquired earlier, will cater to 20% of our copper concentrate requirement at our existing capacities. Our intent is to source at least 40 of our copper concentrate needs through mines owned by us. We are therefore scouting for high quality copper mines across the globe.

*Indal Stake raised further*

I am happy to inform you that your Company now holds a strategic stake of 96.7% in Indian Aluminium Company Limited (Indal), through an Open Offer made in accordance with regulatory requirements. Towards providing a final exit opportunity to the remaining shareholders of Indal, your Company has made a Final Open Offer at Rs.120 per share, which is pending closure. Your Company is confident of getting complete ownership in Indal. The shares of Indal have been de-listed from all stock exchanges. In the meanwhile, we are evaluating various options to take this strategic stake to a logical conclusion.

*Utkal Alumina: A new growth platform*

Towards creating a strong growth platform for the aluminium business, your Company has decided to pursue the implementation of a global sized Alumina Project in Orissa, under the aegis of

Utkal Alumina Limited, a joint venture between Indal and Alcan of Canada. Your Company holds 55% stake in the joint venture, through Indal, and the rest is held by Alcan. Land has been acquired and mining leases for bauxite reserves of over 195 million tonnes has been obtained. The progress on the joint venture has been satisfactory and should gain further momentum in the coming fiscal.

## Dividend

**Given your Company's commendable performance, your Directors are pleased to enhance the dividend by Rs. 3 per share from Rs. 13.50 per share last year to Rs. 16.50 per share for your approval. The payout on this account, inclusive of the corporate dividend tax will be Rs. 172.13 Crores.**

## Performance in First Quarter of 2004-05

Let me now share with you the highlights of your Company's performance during the first quarter of this year.

### Aluminium

Production in Aluminium rose considerably as a result of increased capacities emanating from Brownfield expansion.

- Metal production touched 79,901 MT vis-à-vis 78,581 MT in the corresponding period last year.
- Rolled Product output of 22,523 MT reflects a surge of 25.4% over that of 17,967 MT in the previous year.
- Extruded Products at 4,695 MT is 14.9% higher over 4,086 MT in the earlier year, due to a strong demand.
- Redraw Rods have soared by an impressive 17.3% from 13,643 MT last year to 16,008 MT this year.
- The output of Alumina which is a key input – was 159,473 MT, higher by 8.6% over production of 146,793 MT in the comparable period of the previous year.
- Power wheeled from your Company's Renusagar Power Plant was 1,277 MU vis-a-vis 1,256 MU achieved in the corresponding period last year.
- Production of Foil at 5,200 MT has grown by 14.9% over 4,527 MT attained in the corresponding period last year.
- Aluminium Alloy Wheels production rose from 10,304 wheels during the first quarter last year to 19,123 wheels this quarter.

### *Copper*

Birla Copper's performance improved on the back of increased capacities from the Brownfield expansion. It must, however, be pointed out that the corresponding quarter of last year was marked by a planned bi-annual shutdown of the Smelter, hence the rise is not strictly comparable.

- Copper Cathodes production is up 32.6% from 36,376 MT to 48,218 MT this quarter.
- The output of Continuous Cast Copper Rods grew by 12.0% to 21,200 MT vis-à-vis 18,921 MT in the corresponding quarter last year.
- Sulphuric Acid production at 149,081 MT is higher by 57.4% over 94,714 MT in the corresponding quarter last year.
- The production of DAP and Complex Fertilisers more than doubled from 32,939 MT to 67,844 MT this quarter.
- The output of Gold reflects a 30.5% increase from 920 Kg last year to 1,201 Kg in the first quarter of the current fiscal.
- Similarly, production of Silver sprung up by 35.6% to 8,024 Kg vis-à-vis 5,917 Kg in the corresponding quarter last year.

## SALES

Your Company's Net Sales during the First Quarter at Rs. 1,673.3 Crores is higher by 44.3% in comparison to sales of Rs. 1,159.8 Crores in the corresponding Quarter of Fiscal 2004.

Profit after Taxes for the period have risen marginally to Rs. 195.3 Crores from Rs.193.0 Crores of last year.

Moving over to the business-wise performance, I am pleased to inform you that your Company's Aluminium business has performed very well with a growth of more than 16% in Sales. This division has recorded a sales turnover of Rs. 774.4 Crores vis-à-vis Rs. 664.7 Crores in the comparable quarter of the earlier year, mainly due to a sharp rise in realisations. Sales volumes at 77,904 MT are higher by 3.5% from 75,251 MT last year.

Exports in the first quarter stand at Rs. 94.9 Crores and are down by 11.6% as against Rs. 107.4 Crores in the corresponding period last year, as more metal was sold in the remunerative domestic market. In volume terms, exports at 9,433 MT indicate a fall of 34.4% from 14,378 MT of last year, thereby implying higher realisations.

In Copper, Net Sales during the first quarter expanded by a whopping 81.9% from Rs. 495.1 Crores in the first quarter last year to Rs. 900.8 Crores this year consequent to higher output and higher LME. The base is not comparable as in the corresponding quarter of last year we took a planned shutdown.

Exports are higher by 147% at Rs. 302.9 Crores this quarter from Rs. 122.6 Crores in the first quarter of last year. In volume terms, exports soared by 51.5% from 15,537 MT last year to 23,539 MT in the first quarter of this year.

## FUND RAISING

In April this year your Company raised Rs. 112 Crores through a US$ 25 Million ECB of a 5 year tenor at a floating rate linked to LIBOR.

## OUTLOOK

Let me now share with you the outlook for your Company for fiscal 2004-05. First let me brief you on the outlook for the Aluminium Sector.

### Aluminium

Going forward, I believe the Aluminium Sector is poised for growth.

Global economic recovery, riding on the wings of enhanced industrial production, should augment the demand for aluminium. We expect global aluminium demand to grow at a CAGR of 4 to 5 % over the next five years. During the past decade, the growth rate has hovered around 3.3%.

This increase is expected to be spurred by higher demand from the USA, Japan, some European countries and of course, Asia.

The demand for the metal will be fuelled by two major developments. Firstly, the buoyancy in the housing and transportation sectors. Secondly, an increased level of spending on consumer durables, a happy spin off of which will be the demand for metal for packaging. Additionally, in Asia – the automotive industry is on the growth curve. Likewise industry machinery and the manufacturing equipment sector, which seems to be on an upswing, should provide a growth stimulus.

In India too, the prospects for growth seem bright. The Indian economy continues its sheen. The focus in the Budget on the housing, construction and transportation sectors bodes well. The electrical sector also appears to be in the growth mode. The monsoons have arrived, albeit in fits and starts. One concern though is the progress of the monsoons. As of now, the distribution is about 10 per cent below normal and there are prospects of a drought like situation in northwestern parts of the country. If this trend continues the agricultural sector is expected to perform moderately. In the light of these facts, the growth rate of 20% experienced by the industry in the last financial year has slowed down only a little to about 15%.

All these, in my view will boost demand and growth for the aluminium sector. Your Company is well positioned for sustainable success. Your management's roadmap for forging ahead is based on a multi-pronged strategy that rests on:

- Firstly, improving cost competitiveness further, through improvement in efficiencies, reducing costs and sweating assets optimally.
- Secondly, focus on improving effectiveness in the market place. Your Company will leverage the strength of the Hindalco – Indal combine in the market place, complimentary nature of their product capacities, and product offerings, excellent brands and enviable customer reach.
- Finally, your Company will explore opportunities for value adding growth to take advantage of the exciting long term potential in the country.

### Copper

The reverse trend in the Copper Sector continues. The crash of optic fibre prices and rapid expansion of wireless and mobile communication technologies have led to significant contraction in demand for Jelly Filled Telecom Cables (JFTC), the biggest user segment. Demand in the domestic market is expected to grow by a modest 5% annually over the next two years as user segments such as Winding Wires and Transformers are doing well.

The prospect for direct export is encouraging given the forecast strong demand and widening demand supply gap in Asia. Deemed Exports should also rise as the outlook for downstream product exports is encouraging. Further, strong competitive advantages are enjoyed by downstream producers in India.

The concentrate market remained tight during the year. The squeeze on concentrate availability due to the mines cutback and closures has created a demand supply gap. Treatment and Refining Charges (TCRC) have gone downhill. I am pleased to inform you that your Company's Copper Division has been able to secure a substantial quantity of concentrate under long-term contracts.

With the reactivation of the mines and prospects of higher production at other mines, a growth in concentrate production is expected. A gradual improvement in TCRC should happen especially during the second half of 2004. A recovery in spot TCRC in recent months further endorses this view.

The Copper business is poised for strong growth in the coming years. Your Company has drawn out a three-pronged strategy to benefit from emerging growth opportunities:

- Firstly, we will focus on attaining global cost competitiveness through superior operating efficiencies and economies of scale. The recent low cost Brownfield expansion and doubling the smelter capacity to 500,000 TPA at minimal cost are steps taken in this regard.

- Secondly, our emphasis is on strengthening our presence in exports while retaining leadership in the domestic market. We strive to leverage our coastal advantages and captive jetty, and will ride on the success of recent efforts and penetrate deeper into the profitable market of South East Asia and Middle East. The huge demand supply gap in the region as well as improved availability of low cost metal from expanded capacity will be leveraged optimally.

- Finally we will scout for acquisitions in the copper mining sector. It will assist us in securing concentrate supplies in a tight market condition besides tapping the copper value chain optimally. This is critical in view of the rapidly expanding capacities at Birla Copper.

**Impact of Tariff Reduction**

The Government has announced an import duty reduction of 5% on copper metal in the Finance Budget 2004-05 presented in July 04 making a total reduction of more than 10% within a span of six months, which will have very significant adverse impact on the business. Your Company's Brownfield expansion will help mitigate, at least in part, the negative impact of duty reduction.

I view the future with optimism and I believe that in the year 2005-06 we will grow significantly in revenues and earnings. Our main goal of pursuing the creation of shareholder value will continue unrelentingly.

**A caring corporate citizen:**

**Last but not least, I would like to very briefly speak about the role that your Company has been playing as a committed, responsible and caring corporate citizen.**

*Environment Management*

Your Company is totally committed to sustainable development and has a well drawn out environmental management strategy in place. It is an integral part of our philosophy. Hence, environment considerations are always featured in your Company's decision-making process. All your Company's Plants and facilities are ISO 14001 EMS certified. Your Company's Aluminium division is OHSAS 18001 certified for Occupational Health and Safety. Many accolades have been conferred on your Company for its contribution to environment management, energy conservation and safety. These have been detailed in the Annual Report.

Likewise, we have always looked beyond the traditional spheres of influence and addressed the larger issues facing people in proximity to our Plants and beyond.

**Social Projects**

Your Company's social projects are carried out under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, spearheaded by Mrs. Rajashree Birla. Your Company's focus areas are healthcare, inclusive of mother and child care, education, self reliance through the engine of sustainable livelihood, also encompassing agriculture and water shed development activities and women empowerment processes, besides others.

Your Company is actively engaged in over 350 villages reaching out to a population of over 5 lakhs. In this regard, your Company was able to cater to the healthcare needs of over 100,000 villagers.

In the field of education, we were able to reach out to over 8,000 students with a slew of supportive measures. Through our engagement, we have managed to put over 20,000 people on the sustainable livelihood track.

I am very proud to share with you all that the Aluminium Division of your Company received the prestigious Asian Corporate Social Responsibility Award for the year 2003 for its Rural Poverty Alleviation Project. These Projects demonstrate your Company's leadership, sincerity and ongoing commitment in incorporating ethical values, compliance with legal requirements, and respect for individuals, communities and the environment in the way we do business.

All of our social programmes are measurable, sustainable and replicable. Let me add we work in partnership with the communities, the District authorities, the Panchayats and some NGOs too. Together we endeavour to make a difference to the weaker sections of society and vulnerable groups and, in doing so, help the Government in its efforts to raise the Human Development Index of our nation.

Before I conclude I would like to record my sincere appreciation of your involvement. I thank all of our shareholders for their unstinted support. I look forward to your continuing commitment in your Company's onward march. I also thank the management team and the employees of Hindalco for their relentless efforts to keep the flag of Hindalco flying high. I am confident that their unabated focus will stand us in good stead for times to come.

Thank you.

The Chairman then proposed

**THAT** the Reports of the Directors and the Auditors, the Audited Balance-Sheet and the Profit & Loss Account of the Company for the year ended 31st March, 2004 be and are hereby adopted.

Shri Kishor M. Shah seconded the proposal.

**Before the Resolution for adoption of the Directors' and Auditors' Reports & Accounts was put to vote, the Chairman made a brief statement about the working of the Aluminium and Copper Divisions of the Company and invited Questions from the Shareholders.**

Several Shareholders who spoke at the Meeting invariably paid high compliments to the Management on the working of the Company and appreciated the detailed disclosures made in Annual Report, for the excellent results and for the efficient working of the Company.

Majority of the Shareholders who spoke, expressed their opposition to the continuation of M/s Lodha & Co., as Branch Auditors of the Company due to the recent controversy in respect of which there was wide publicity in the press.

Some Shareholders asked for details on the working of the Company and sought clarifications in respect of the Accounts, to which, appropriate replies were given by the Chairman.

The Chairman, then put the Resolution for adoption of the Reports of Directors and Auditors and Accounts to vote and the same was carried on a show of hands, by majority, Shri Raste voting against the same.

Thereafter, the following Resolutions were proposed and passed, one after the other on a show of hands.

**(2) As an Ordinary Resolution – Declaration & Payment of Dividend on Equity Shares.**

"**RESOLVED** that payment of Thirty-Sixth Equity Dividend at the rate of Rs. 16.50 per Equity Share on the 9,24,75,275 Equity Shares of Rs. 10/- each, for the year ended 31st March, 2004, absorbing Rs.1,721.34 Millions, be declared and distributed amongst the Equity Shareholders of the Company, who are entitled to the Dividend at the beginning of Book Closure date and whose names stand on the Register of Members as on Saturday, the 31st July, 2004."

Proposed by Shri T. M. Davar
Seconded by Shri Janak Mathuradas
Carried by preponderant majority, Shri V.M. Raste voting against it.

**(3) As an Ordinary Resolution – Re-appointment of Shri Kumar Mangalam Birla, as Director.**

**At this stage, Shri E. B. Desai took the Chair in place of Shri Kumar Mangalam Birla.**

"**RESOLVED** that **Shri Kumar Mangalam Birla** who retires from office by rotation, but, being eligible for re-appointment, be and is hereby re-appointed a Director of the Company."

Proposed by Smt. Shobhana S. Mehta
Seconded by Shri Narendra D. Sanghvi
Carried by preponderant majority, Shri V.M. Raste voting against it.

**Thereafter, Shri Kumar Mangalam Birla thanked the Shareholders and resumed the Chair.**

**(4) As an Ordinary Resolution - Re-appointment of Shri A.K.Agarwala, as Director.**

"**RESOLVED** that **Shri A.K.Agarwala** who retires from office by rotation, but, being eligible for re-appointment, be and is hereby re-appointed a Director of the Company."

Proposed by Dr. M. G. Joshi
Seconded by Shri V. T. Shah
Carried by preponderant majority, Shri V.M. Raste voting against it.

**(5) As an Ordinary Resolution - Re-appointment of Shri E.B.Desai, as Director.**

"**RESOLVED** that **Shri E.B.Desai** who retires from office by rotation, but, being eligible for re-appointment, be and is hereby re-appointed a Director of the Company."

Proposed by Smt. Ashalata Maheshwari
Seconded by Shri Vinayak J. Naik
Carried by preponderant majority, Shri V.M. Raste voting against it.

(6) **As an Ordinary Resolution - Re-appointment of Auditors.**

"**RESOLVED** that pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Singhi & Company, Chartered Accountants, Kolkata the retiring Auditors, be and are hereby re-appointed as the Auditors of the Company to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorized to fix their remuneration for the said period and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

Proposed by Shri Rusi B. Khambatta
Seconded by Shri Ajitsingh J. Bhatia
Carried by preponderant majority, Shri V.M. Raste voting against it.

***(7) As an Ordinary Resolution - Appointment of Branch Auditors for Copper Business at Dahej.***

**At this stage, Shri Kumar Mangalam Birla stated that he did not wish to Chair the Meeting while this was being considered and requested Shri E. B. Desai to take the Chair, which Shri E. B. Desai did.**

"**RESOLVED** that pursuant to the provisions of Sections 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Lodha & Co. Chartered Accountants, Kolkata, be and are hereby appointed as Branch Auditors of the Company for auditing the Books of Accounts maintained in respect of the Company's Birla Copper Division at P.O. Dahej, Lakhigam, Dist. Bharuch (Gujarat), from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company and that the Board of Directors of the Company be and is hereby authorised to fix their remuneration for the said period and reimbursement of the actual out of pocket expenses, as may be incurred in the performance of their duties."

Proposed by Shri Sant Kumar Bagrodia
Seconded by Shri Umakant Nangalia

Quite a few members again expressed their lack of confidence in the said Auditors and stoutly opposed the passing of the Resolution.

Shri E. B. Desai then drew the attention to the views expressed by the members as above and also earlier at the meeting and observed that in view of the intimations received by the Company, a vast majority were not inclined to favour the re-appointment.

The motion was then put to vote on a show of hands and was defeated by a voice vote, nobody voting in favour.

Shri E.B. Desai then observed that in view of the Resolution being defeated, the Statutory Auditors would be handling the audit work of the aforesaid Birla Copper Division.

**Thereafter, Shri Kumar Mangalam Birla resumed the Chair.**

**(8) As a Special Resolution – Revision in the remuneration of Shri A.K. Agarwala.**

"**RESOLVED** that in partial modification of the relevant Resolutions passed at the previous Annual General Meetings of the Company and pursuant to the provisions of Sections 198, 309, 310, 314 and Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956 including any statutory modification or re-enactment thereof, the Company hereby approves of the payment of revised remuneration of Shri A. K. Agarwala as per details provided in the Explanatory Statement in relation to this Resolution during the period 1st April, 2003 till the date of his retirement on 10th September, 2003."

Proposed by Shri Raphael Viegas
Seconded by Shri Deepak Thakker
Carried by majority

**(9) As a Special Resolution - Appointment of Shri D. Bhattacharya, as Managing Director.**

"**RESOLVED** that in terms of Article 162 of the Articles of Association of the Company and pursuant to the provisions of Sections .198, 269, 309, 311 and all other applicable provisions, if any, of the Companies Act, 1956, read with Schedule XIII and all other applicable guidelines for managerial remuneration issued by the Central Government from time to time, the Company hereby approves of the appointment of Shri D. Bhattacharya as the Managing Director of the Company with effect from 2nd October, 2003 for a period of 5 years (with liberty to either party to terminate the appointment on three months notice in writing) on the terms as to remuneration and otherwise set out here-under and with further liberty to the Board (which term shall be deemed to include the Remuneration Committee, if any, constituted by the Board from time to time) to alter the said terms and conditions in such manner as may be agreed to between the Board and Shri D. Bhattacharya in the best interests of the Company but subject to the restrictions, if any, contained in the Companies Act, 1956 and Schedule XIII to the said Act or otherwise as may be permissible at law:

**Period of Appointment:** Five years with effect from 2nd October, 2003.

SALARY :

a) Basic Salary Rs. 3,94,000/- ***(Rupees Three lacs Ninety-four Thousand only)*** per month

b) Supplementary Salary @ 50% (Fifty percent) of Basic Salary per month,

with such increments as may be decided by the Board of Directors of the Company from time to time, subject however, to a ceiling of **Rs.12,00,000/-** ***(Rupees Twelve Lacs***

***only)*** per month as Basic Salary. Any revision in basic salary will also attract revision in Supplementary Salary at the rate of 50% (Fifty percent) thereof.

c) Special Allowance of **Rs. 2,64,000/- *(Rupees Two lacs Sixty-four Thousand only)*** per month, w.e.f. 2nd October 2003, with such increments as may be decided by the Board of Directors of the Company from time to time, subject however to an amount not exceeding **Rs. 6,00,000/- *(Rupees Six Lacs only)*** per month provided that this allowance will not be taken into account for calculation of benefits such as PF, Gratuity, Superannuation and Leave Encashment.

d) Performance Bonus linked to the achievement of targets, as may be decided by the Board/Chairman of the Board of Directors subject to a maximum of **Rs. 50,00,000/- *(Rupees Fifty Lacs only)*** per annum.

e) Long-term Incentive Compensation (LTIC) as per the Scheme applicable to the Senior Executives of the Company/Aditya Birla Group, but not exceeding **Rs.20,00,000/- *(Rupees Twenty Lacs only)*** in a year.

PERQUISITES:

1. Housing: Free furnished Company's owned / hired / leased accommodation along with benefits of gas, fuel, water, electricity, telephone as also upkeep and maintenance of such accommodation.

2. White goods worth Rs. 5 lacs every 4 years.

3. Soft furnishing worth Rs. 3 lacs once in 3 years.

4. Reimbursement of cost of two support staff at residence, upto Rs.1.20 lacs per annum.

5. Medical Reimbursement: Reimbursement of actual medical expenses incurred in India and/or abroad for self and family (including dependant children and parents).

6. Leave Travel Allowance: For self and family (including dependant children and parents) every year @30% (Thirty percent) of Annual Basic and Supplementary Salary. Save as above, other terms shall be in accordance with the rules applicable to the Senior Executives of the Company ("the Rules").

7. One personal overseas trip for self and spouse with a cap on such expenses at Rs. 5 lacs per trip, once in 2 years. Spouse accompanying on any other official overseas trip will be governed as per the policy of Aditya Birla Group, as applicable to full time Directors / Business Heads.

8. Club Fees: Fees of one Corporate Club in India (including admission and membership fee).

9. Personal Accident Insurance Premium for self and family as per the Rules.

10. (a) Company's contribution towards Provident Fund and Superannuation Fund, both on Basic and Supplementary salary as per the Rules.

(b) Gratuity calculated both on Basic and Supplementary salary as per the Rules of the Company.

For the purpose of Gratuity, Provident Fund, Superannuation Fund and other like benefits, if any, such as leave balance due, the service of the Managing Director will be considered as continuous service with the Company from the date of his joining Indo Gulf Corporation Limited on 24th December 1998 being a part of Aditya Birla Group of Companies and termination of the agreement or renewal thereof will not be considered as a break in service.

11. Two Cars for use on Company's business.

12. Leave and encashment of leave, in accordance with the Rules of the Company.

13. Educational support to dependant children including their travel, hostel fees and tuition fees, subject to maximum of Rs.5,00,000/- (Rupees Five Lacs only) in the aggregate in a year.

14. Corporate Relations expenses reimbursement for an amount of Rs.1,00,000/- (Rupees One Lac only) per annum.

Subject as aforesaid, the Managing Director shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

So long as Shri D. Bhattacharya functions as Managing Director of the Company, he shall not be subject to retirement by rotation and shall not be paid any sitting fees for attending the meetings of the Board or any Committee thereof.

In the event of loss or inadequacy of profits in any Financial Year, Shri D. Bhattacharya shall subject to the approval of the Central Government, if any required, be paid remuneration by way of Salary and Perquisites as specified above subject to the restrictions, if any, set out in Schedule XIII of the Companies Act, 1956, from time to time.

The appointment may be terminated at any time by either party by giving to the other party three months notice of such termination and neither party will have any claim against the other for damages or compensation by reason of such termination. In conformity with the provisions of Section 318 (3) of the Companies Act, 1956. Shri D. Bhattacharya shall not be entitled to payment of any compensation for loss of office in the cases mentioned in the Section."

For the purpose of giving effect to the above Resolution, the Board of Directors of the Company be and is hereby authorized to do all such acts, deeds and things as are necessary or desirable to settle any question or difficulty that may arise in such manner as it may deem fit from time to time.

Proposed by Shri Babulal I. Parekh
Seconded by Jayantilal Kotecha
Carried by preponderant majority, Shri V.M.Raste voting against it.

(10) **As a Special Resolution – Payment of One percent Commission to Non-Executive Directors of the Company.**

" **RESOLVED** that pursuant to the provisions of Sections 198 and 309 (4) and other applicable provisions, if any, of the Companies Act, 1956 and supplemental to the Resolution passed at the Annual General Meeting of the Company held on 1st August, 2001, consent of the Company be and is hereby accorded to the payment of, in addition to sitting fees for attending the meetings of the Board or Committee(s) thereof and reimbursement of expenses, in accordance with the relevant provisions of the Articles of Association of the Company, to the Directors of the Company other than the Managing Director, a commission at the rate not exceeding one percent of the net profits of the Company in each year calculated in accordance with the relevant provisions of the said Act, without any monetary limit as set out in the said earlier Resolution, but subject, to such ceiling if any, per annum as the Board may, from time to time, determine for the remaining period of the validity of the said Resolution expiring on 31st March, 2006.

Non-Executive Directors may be deemed to be interested or concerned in this Resolution."

Proposed by Shri Jagdish Jhaveri
Seconded by Smt. Celestine Mascarenhas
Carried by preponderant majority, ShriV.M.Raste voting against it.

The Meeting thereafter terminated with a Vote of Thanks to the Chair proposed by Shri M. D. Dewani.

CHAIRMAN

## UNAUDITED (PROVISIONAL) FINANCIAL RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2004

(Rupees in Million)

| | Particulars | Quarter ended 30/06/2004 (Unaudited) | Quarter ended 30/06/2003 (Unaudited) | Year ended 31/03/2004 (Audited) |
|---|---|---|---|---|
| 1 | **Net Sales** | **16,733** | **11,598** | **61,909** |
| 2 | **Other Income** | **459** | **710** | **2,446** |
| 3 | **Total Expenditure** | **13,003** | **8,277** | **47,113** |
| | (a) (Increase)/Decrease in Stock in Trade | (854) | (485) | (1,174) |
| | (b) Consumption of Raw Materials | 9,680 | 5,162 | 32,546 |
| | (c) Staff Cost | 617 | 585 | 2,402 |
| | (d) Manufacturing/Operating Expenses | 2,759 | 2,354 | 10,456 |
| | (e) Other Expenditure | 801 | 661 | 2,883 |
| 4 | **Interest & Finance Charges** | **398** | **451** | **1,612** |
| 5 | **Gross Profit** | **3,791** | **3,580** | **15,630** |
| 6 | **Depreciation** | **866** | **717** | **3,174** |
| 7 | **Profit before Tax** | **2,925** | **2,863** | **12,456** |
| 8 | **Provision for Tax** | **972** | **933** | **4,067** |
| | (a) Provision for Current Tax | 709 | 488 | 2,606 |
| | (b) Provision for Deferred Tax | 263 | 445 | 1,461 |
| 9 | **Net Profit** | **1,953** | **1,930** | **8,389** |
| 10 | **Paid-up Equity Share Capital (Face Value : Rs.10/- per Share)** | **925** | **925** | **925** |
| 11 | **Reserves** | | | **67,654** |
| 12 | **Basic & Diluted EPS (Rs.)** | **21** | **21** | **91** |
| 13 | **Aggregate of non-promoter shareholding** | | | |
| | **(a) Number of shares** | 68,501,820 | 69,940,264 | 69,941,039 |
| | **(b) Percentage of shareholding** | 74.08% | 75.63% | 75.63% |

**Notes:**

1 In terms of the clarification issued by the Institute of Chartered Accountants of India (ICAI), the tax expenses for the quarter have been measured without considering the changes proposed on 8th July, 2004 in the Finance (No.2) Bill, 2004 with regard to tax rates and tax laws. These changes will have an impact of additional tax liability of Rs. 20 million for the quarter and of Rs.199 million due to restatement of deferred tax liabilities relating to earlier years (i.e. upto Financial Year 2003-04) at a higher rate.

2. In compliance with Accounting Standard 28 relating to "Impairment of Assets" issued by ICAI, provision for impairment of assets, if any, as at 1st April, 2004 will be adjusted at the end of the financial year against opening balance of General Reserves.

3. In April 2004 the Company has raised foreign currency loan equivalent to Rs. 1119 Million for five years at a floating rate.

Place: Mumbai

Dated: July 31, 2004

# HINDALCO INDUSTRIES LIMITED

**Registered Office: "Century Bhavan", Third Floor, Dr. Annie Besant Road, Worli, Mumbai 400 025.**

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

| | Particulars | Quarter ended 30/06/2004 (Unaudited) | Quarter ended 30/06/2003 (Unaudited) | Year ended 31/03/2004 (Audited) |
|---|---|---|---|---|
| 1. | **Segment Revenue** | | | |
| | (a) Aluminium Business | 7,744 | 6,647 | 29,960 |
| | (b) Copper Business | 9,008 | 4,951 | 32,013 |
| | | 16,752 | 11,598 | 61,973 |
| | Less: Inter Segment Revenue | (19) | - | (64) |
| | Net Sales/Income from operations | **16,733** | **11,598** | **61,909** |
| 2. | **Segment Results (Profit/Loss before Tax and interest from each Segment)** | | | |
| | (a) Aluminium Business | 2,600 | 2,028 | 8,906 |
| | (b) Copper Business | 404 | 696 | 3,097 |
| | | 3,004 | 2,724 | 12,003 |
| | Less: Interest & Finance Charges | (398) | (451) | (1,612) |
| | | 2,606 | 2,273 | 10,391 |
| | Add: Other un-allocable Income net off un-allocable expenses | 319 | 590 | 2,065 |
| | Profit before Tax & Extraordinary Items | **2,925** | **2,863** | **12,456** |
| 3. | **Capital Employed (Segment Assets-Segment Liabilities)** | | | |
| | (a) Aluminium Business | 39,387 | 38,436 | 40,661 |
| | (b) Copper Business | 32,990 | 26,613 | 27,622 |
| | | 72,377 | 65,049 | 68,283 |

4. Disclosure relating to number of complaints from investors during the quarter:

| Pending as on 01.04.2004 | Received | Resolved | Pending as on 30.06.2004 |
|---|---|---|---|
| 1 | 9 | 9 | 1 |

5. Previous quarter's figures have been regrouped wherever found necessary.
6. The above results have been taken on record at the meeting of the Board of Directors of the Company held on Saturday, 31st July, 2004.
7. The quarterly results for the period ended 30th June, 2004 have been reviewed by the Auditors.

**By and on behalf of the Board**

Sd/=

D. Bhattacharya

Managing Director

## INTERACTIVE VOICE RESPONSE SYSTEM

Dear Shareholders,

We have great pleasure in informing you of the latest initiative of the Company to improve services to shareholders by installing "INTERACTIVE VOICE RESPONSE SYSTEM", an exclusive service offered to our esteemed shareholders.

This system is introduced for the convenience of our Shareholders.

INTERACTIVE VOICE RESPONSE SYSTEM is a complete solution that will simplify the way to check the status of your share account, sitting at home leisurely or from anywhere, without taking any trouble of writing to the Company. This system has many advantages viz. less time-consuming, gives better efficiency, promptness and faster response. All your queries will be solved instantly without entering into time consuming correspondence with the Company, for your Physical as well as Dematerialized shares. You only have to ring up our dedicated number **56917010** and follow up the simple instructions given on the Interview Voice Response System. It will first speak out the **Menu** covered under this System and advice you to dial certain numeric to access the particular area of your query. You have to listen and act accordingly, viz. change of address, nomination, loss of shares, dividend, demat/remat request etc. etc.

Kindly ensure to keep ready the correct reference Folio Number for physical shares/ Demat Account Number for dematerialized shares, and share receipt number.

For getting any clarification, please call at our share department on 022-56917011/56917018/ 56917006

When you call **56917010** you will hear the list of your status. You have to dial the number as per your status as under for getting the various information.

### MAIN MENU

**1-Physical Share Holder**

Enter folio Number
Numeric only i.e.
FOR HE102137 ENTER 1021137
FOR HEA37213 ENTER 37213
FOR HB000541 ENTER 000541

Enter
1. For Share Transfer
2. Demat
3. Change of Address
4. Loss of shares
5. Nomination
6. Dividend detail
9. To speak to Officer
# Go to previous Menu
* To Exit

(Enter the Receipt Number to know the status of above mentioned options)

**2-Share holders hold in demat from**

Enter DP ID/CLIENT ID
for shareholders through NSDL
i.e. IN300168/30989764 ENTER
30016830989764

For shareholders through CDSL
Enter complete account to
i.e. 1201680000001589

1. Remat of shares
2. Dividend

**3-New Share Holder**

1. For Share Transfer
2. Demat
3. Change of Address
4. Loss of Shares
5. Nomination
6. Dividend detail
9. To speak to Officer
# Go to previous Menu
To Exit

(Enter the Receipt Number to know the status of above mentioned options)

**4-Investor seeking information on ideal open offer.**

Enter Folio Number of Indal

MESSAGE FOR INVESTORS

relating to

ISSUE OF SECURITIES

INVESTING IN DERIVATIVES

COLLECTIVE INVESTMENT SCHEME (CIS)

DEALING WITH BROKERS & SUB-BROKERS

INVESTING IN MUTUAL FUNDS

BUYBACK OF SECURITIES

OPEN OFFER UNDER TAKEOVER REGULATIONS

DEALING IN SECURITIES

## INVESTING IN MUTUAL FUNDS

DOS

- ✓ Read the offer document carefully before investing.
- ✓ Note that investments in Mutual Funds may be risky.
- ✓ Mention your bank account number in the application form.
- ✓ Invest in a scheme depending upon your investment objective and risk appetite.
- ✓ Note that Net Asset Value of a scheme is subject to change depending upon market conditions.
- ✓ Insist for a copy of the offer document/key information memorandum before investing.
- ✓ Note that past performance of a scheme is not indicative of future performance.
- ✓ Past performance of a scheme may or may not be sustained in future.
- ✓ Keep track of the Net Asset Value of a scheme, where you have invested, on a regular basis.
- ✓ Ensure that you receive an account statement for the money that you have invested.
- ✓ Update yourself on the performance of the scheme on a regular basis.

DON'TS

- ✗ Do not invest in a scheme just because somebody is offering you a commission or other incentive, gifts etc.
- ✗ Do not get carried away by the name of the scheme/Mutual Fund.
- ✗ Do not fall prey to promises of unrealistic returns.
- ✗ Do not forget to take note of risks involved in the investment.
- ✗ Do not hesitate to approach concerned persons and then the appropriate authorities for any problem.
- ✗ Do not deal with any agent/broker dealer who is not registered with Association of Mutual Funds in India (AMFI).

## BUYBACK OF SECURITIES

DOS

- ✓ Read the special resolution regarding the proposed buy back in detail and then vote for it.
- ✓ Compare the price offered in buy back with market price during last few months, Earning per Share, Book Value etc.
- ✓ Determine whether the price offered is reasonable.
- ✓ Read the instructions for making the application for tendering of shares carefully and follow them.
- ✓ Ensure that your application reaches the collection centre well within time.
- ✓ If you don't get the letter of offer within reasonable period, contact the Merchant Banker.
- ✓ Mention all details as required in the letter of offer legibly.
- ✓ Furnish all the documents asked for in the letter of offer.
- ✓ Send application through the mode (post/courier/hand delivery/ ordinary post etc.) specified in the letter of offer.
- ✓ Contact Merchant Banker (MB) if no response is received from company/ MB regarding consideration for tendered shares within stipulated time.
- ✓ Contact Compliance Officer mentioned in the letter of offer in case of any grievance against the company.
- ✓ Contact the Registrar of Companies in case you feel that provision of the Companies Act has been violated.
- ✓ Contact the Merchant Banker in case of any grievance against the procedure followed in the buy back.

## DON'TS

- ✗ Don't submit multiple applications.
- ✗ Don't forget to fill up the application legibly.
- ✗ Don't mutilate the application form.
- ✗ Don't cross/ cut in the application form.
- ✗ Don't send the application at wrong address.
- ✗ Don't send the application after the close of offer.
- ✗ Don't forget to give complete information in the application form.
- ✗ Don't forget to sign on application form.
- ✗ Don't give wrong/ contradictory information on the application form.

## OPEN OFFER UNDER TAKEOVER REGULATIONS

### DOS

- ✓ Ensure that you are aware of all competitive offers and revision of offer before deciding on accepting the offer
- ✓ Refer to national dailies/ SEBI website for details of competitive offers or revisions of offers.
- ✓ Note that the offer would be subject to statutory approvals, if any, mentioned in the Letter of Offer.
- ✓ Check whether the offer will result in delisting of the company.
- ✓ In case of demateralised equity shares ensure credit is received to the Special Depository Account before the closure of the Offer.
- ✓ Carefully note the timings/days for hand delivery of the documents mentioned in the letter of offer.
- ✓ Wait till last date for Offer Revision (i.e. 7 working days prior to date of closing of offer) before tendering acceptance.
- ✓ Submit the Form of Withdrawal accompanying the Letter of Offer at any specified collection center upto 3 working days before date of closing of the Offer in case you want to withdraw the shares tendered.
- ✓ Ensure that signatures on Form of Acceptance, Transfer Deed, Depository Instruction and Form of Withdrawal are in same order and same as those lodged with the company.
- ✓ In case of non-receipt of Offer Document, you can tender or withdraw from the Offer by making an application on plain paper giving the necessary details

### DON'TS

- ✗ Don't wait for the last date for the closure of the offer for tendering your acceptance.
- ✗ Don't fill in the details of the buyer/transferee in the transfer deed to be sent.
- ✗ Don't file an incomplete application form/invalid documents.

## DEALING IN SECURITIES

### DOS

- ✓ Transact only through Stock Exchanges.
- ✓ Deal only through SEBI registered intermediaries.
- ✓ Complete all the required formalities of opening an account properly (Client registration, Client agreement forms etc).
- ✓ Ask for and sign "Know Your Client Agreement".
- ✓ Read and properly understand the risks associated with investing in securities / derivatives before undertaking transactions.
- ✓ Assess the risk – return profile of the investment as well as the liquidity and safety aspects before making your investment decision.
- ✓ Ask all relevant questions and clear your doubts with your broker before transacting.
- ✓ Invest based on sound reasoning after taking into account all publicly available information and on fundamentals.
- ✓ Give clear and unambiguous instructions to your broker / sub-broker / depository participant.
- ✓ Be vigilant in your transactions.
- ✓ Insist on a contract note for your transaction.
- ✓ Verify all details in contract note, immediately on receipt.
- ✓ Crosscheck details of your trade with details as available on the exchange website.
- ✓ Scrutinize minutely both the transaction and the holding statements that you receive from your Depository participant.
- ✓ Keep copies of all your investment documentation.
- ✓ Handle Delivery Instruction Slips (DIS) Book issued by DP's carefully.
- ✓ Insist that the DIS numbers are pre-printed and your account number (client id) be pre stamped.
- ✓ Incase you are not transacting frequently make use of the freezing facilities provided for your demat account.
- ✓ Pay the margins required to be paid in the time prescribed.
- ✓ Deliver the shares in case of sale or pay the money in case of purchase within the time prescribed.
- ✓ Participate and vote in general meetings either personally or through proxy.
- ✓ Be aware of your rights and responsibilities.
- ✓ Incase of complaints approach the right authorities for redressal in a timely manner

## DON'TS

- ✗ Don't undertake off-market transactions in securities.
- ✗ Don't deal with unregistered intermediaries.
- ✗ Don't fall prey to promises of unrealistic returns.
- ✗ Don't invest on the basis of hearsay and rumors; verify before investment.
- ✗ Don't forget to take note of risks involved in the investment.
- ✗ Don't be misled by rumours circulating in the market.
- ✗ Don't be influenced into buying into fundamentally unsound companies (penny stocks) based on sudden spurts in trading volumes or prices or non authentic favorable looking articles / stories.
- ✗ Don't follow the herd or play on momentum - it could turn against you.
- ✗ Don't be misled by so called hot tips.
- ✗ Don't try to time the market.
- ✗ Don't hesitate to approach the proper authorities for redressal of your doubts / grievances.
- ✗ Don't leave signed blank Delivery Instruction Slips of your demat account lying around carelessly or with anyone.
- ✗ Do not sign blank Delivery Instruction Slips(DIS) and keep them with Depository Participant(DP) or broker to save time. Remember your carelessness can be your peril.

## ISSUE OF SECURITIES

### DOS

- ✓ Read the Prospectus/ Abridged Prospectus and carefully note:
  - ✓ Risk factors pertaining to the issue.
  - ✓ Outstanding litigations and defaults, if any.
  - ✓ Financials of the issuer.
  - ✓ Object of the issue.
  - ✓ Company history.
  - ✓ Background of promoters.
  - ✓ Instructions before making application.
- ✓ In case of any doubt/problem, contact the compliance officer named in the offer document.
- ✓ In case you do not receive physical certificates/credit to demat account or application money refund, lodge a complaint with compliance officer of issuer company and post issue lead manager as stated in the offer document.

### DON'TS

- ✗ Do not fall prey to market rumours.
- ✗ Do not go by any implicit/explicit promise made by the issuer or any one else.
- ✗ Do not invest based on bull run of the market index/scrips of other companies in same industry/issuer company.
- ✗ Do not bank upon the price of the shares of the issuer company to go up in the short run.

## INVESTING IN DERIVATIVES

### DOS

- ✓ Go through all rules, regulations, bye-laws and disclosures made by the exchanges.
- ✓ Trade only through - Trading Member (TM) registered with SEBI or authorised person of TM registered with the exchange.
- ✓ While dealing with an authorised person, ensure that the contract note has been issued by the TM of the authorized person only.
- ✓ While dealing with an authorized person, pay the brokerage/payments/margins etc. to the TM only.
- ✓ Ensure that for every executed trade you receive duly signed contract note from your TM highlighting the details of the trade along with your unique client-id.
- ✓ Obtain receipt for collateral deposited with Trading Member (TM) towards margin.
- ✓ Go through details of Client-Trading Member Agreement.
- ✓ Know your rights and duties vis-à-vis those of TM/ Clearing Member.
- ✓ Be aware of the risk associated with your positions in the market and margin calls on them.
- ✓ Collect / pay mark to market margins on your futures position on a daily basis from / to your Trading member.

### DON'TS

- ✗ Do not start trading before reading and understanding the Risk Disclosure Documents
- ✗ Do not trade on any product without knowing the risk and rewards associated with it

## COLLECTIVE INVESTMENT SCHEME (CIS)

### DOS

- ✓ Before investing ensure that the entity is registered with SEBI.
- ✓ Read the offer document of the scheme especially the risk factors carefully.
- ✓ Check the viability of the project.
- ✓ Check and verify the background/expertise of the promoters.
- ✓ Ensure clear and marketable title of the property/assets of the entity.
- ✓ Ensure that the Collective Investment Management Company has the necessary infrastructure to carry out the scheme.
- ✓ Check the credit rating of the scheme and tenure of the rating.
- ✓ Check for the appraisal of the scheme and read the brief appraisal report.
- ✓ Read carefully the objects of the scheme.
- ✓ Check for the promise vis-a-vis performance of the earlier schemes in the offer document.
- ✓ Ensure that CIMC furnishes a copy of the Annual Report within two months from the closure of the financial year.
- ✓ Note that SEBI cannot guarantee or undertake the repayment of money to the investors.

### DON'TS

- ✗ Do not invest in any CIS entity not having SEBI registration.
- ✗ Do not get carried away by indicative returns.
- ✗ Do not invest based on market rumours.

## DEALING WITH BROKERS & SUB-BROKERS

### DOS

- ✓ Deal only with SEBI registered intermediaries.
- ✓ Ensure that the intermediary has a valid registration certificate.
- ✓ Ensure that the intermediary is permitted to transact in the market.
- ✓ State clearly who will be placing orders on your behalf
- ✓ Insist on client registration form to be signed by the intermediary before commencing operations.
- ✓ Enter into an agreement with your broker or sub-broker setting out terms and conditions clearly.
- ✓ Insist on contract note/ confirmation memo for trades done each day
- ✓ Insist on bill for every settlement.
- ✓ Ensure that broker's name, trade time and number, transaction price and brokerage are shown distinctly on the contract note.
- ✓ Insist on periodical statement of accounts.
- ✓ Issue cheques/drafts in trade name of the intermediary only.
- ✓ Ensure receipt of payment/ deliveries within 48 hours of payout
- ✓ In case of disputes, file written complaint to intermediary/ Stock Exchange/SEBI within a reasonable time.
- ✓ In case of sub-broker disputes, inform the main broker about the dispute within 6 months.
- ✓ Familiarise yourself with the rules, regulations and circulars issued by stock exchanges/SEBI before carrying out any transaction

### DON'TS

- ✗ Do not deal with unregistered intermediaries
- ✗ Do not pay more than the approved brokerage to the intermediary.
- ✗ Do not undertake deals for others.
- ✗ Do not neglect to set out in writing, orders for higher value given over phone.
- ✗ Do not sign blank Delivery instruction slip(s) while meeting security payin obligation
- ✗ Don't accept unsigned/duplicate contract note/confirmation memo
- ✗ Don't accept contract note/confirmation memo signed by any unauthorised person.
- ✗ Don't delay payment/deliveries of securities to broker/ sub-broker.
- ✗ Don't get carried away by luring advertisements, if any.
- ✗ Don't be led by market rumours or get into shady transactions

Published by

SECURITIES AND EXCHANGE BOARD OF INDIA

printed and circulated in the interest of investors by Hindalco Industries Limited.

---

**Disclaimer:** The information has been compiled to present the reader with a broad understanding of the subject and is general in nature. The contents do not purport to explain or interpret Acts, Circulars, Rules, Regulations and Guidelines.



*Shri Kumar Mangalam Birla, Chairman in consultation with Shri D. Bhattacharya, Managing Director, Shri E. B. Desai, Director and Shri R. K. Kasliwal, Group Executive President & CFO at the 45th Annual General Meeting.*



*Shri D. Bhattacharya, Managing Director in consultation with Shri A. K. Agarwala, Director at the 45th Annual General Meeting.*



*Cross section of the Shareholders present at the 45th Annual General Meeting of the Company.*

Book Post

**Hindalco Industries Limited**
Ahura Centre, 'B' Wing, 1st Floor,
Mahakali Caves Road, Andheri (E), Mumbai - 400 093



INFOMEDIA INDIA LIMITED